UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 25, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT 2019, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-3430017
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Acquisition of Controlled Subsidiary Investment and Promissory Note – GlenRise 4th Street LLC

On September 25, 2019, we directly acquired ownership of a “majority-owned subsidiary”, GlenRise 4th Street LLC (the “GlenLine Controlled Subsidiary”), for an initial purchase price of $5,850,000, which is the initial stated value of our equity interest in the GlenLine Controlled Subsidiary (the GlenLine Investment”). The GlenLine Controlled Subsidiary used the proceeds to close on the acquisition of a dual-tenant industrial flex building containing approximately 33,000 square feet of net rentable area on an approximately 1.7-acre site (the “GlenLine 4th Street Property”). The closing of both the initial GlenLine Investment and the GlenLine 4th Street Property occurred concurrently.

The GlenLine Controlled Subsidiary is managed by GlenLine Investments (“GlenLine”), which is a privately-held real estate investment firm headquartered in Bethesda, Maryland, formed in 2019 and backed by two Washington real estate family offices, Minkoff Development and Fred Schnider Investment Group. GlenLine’s primary focus is the acquisition and active asset management of urban infill, small-bay industrial properties.

Pursuant to the agreements governing the GlenLine Investment, our consent is required for all major decisions regarding the GlenLine Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of approximately 2.0% of the GlenLine Investment, paid directly by the GlenLine Controlled Subsidiary.

The GlenLine 4th Street Property was acquired for a purchase price of approximately $13,300,000. GlenLine anticipates closing costs of approximately $465,000 for due diligence, title insurance, transfer costs, origination fee/acquisition fee and legal, as well as additional soft costs and working capital costs of approximately $235,000, bringing the total anticipated project cost for the GlenLine 4th Street Property to approximately $14,000,000.

To finance the acquisition of the GlenLine 4th Street Property, a $7,500,000 promissory note was provided to the GlenLine Controlled Subsidiary by Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), which we subsequently acquired (the “GlenLine Promissory Note”). The GlenLine Promissory Note features an interest rate of 5.5% per annum, with an amount equal to 5.5% per annum paid current on a monthly basis through the maturity date of March 1, 2020. GlenLine anticipates that the GlenLine Promissory Note will be fully paid off and replaced by third-party, permanent financing prior to the maturity date of March 1, 2020; however, such result cannot be guaranteed. As the GlenLine Promissory Note was purchased from Fundrise Lending, the Independent Representative reviewed and approved of the transaction prior to its consummation.

The remaining equity contributions to the GlenLine Controlled Subsidiary are being contributed 90% by the Company and 10% by GlenLine and its affiliates.

The GlenLine 4th Street Property is an approximately 33,000 square foot industrial building in northeast Washington, D.C. As of September 25, 2019, the property was 100% occupied with two tenants. One tenant leases approximately 3,000 square feet and will be moving out upon the expiration of the term of their lease on December 31, 2019. Upon expiration, the vacant space is expected to be marketed and leased. The remaining space, which is approximately 90% of the building is leased through 2023, with one five-year extension option through 2028. The property was originally constructed in 1904 and renovated in 1996.

The GlenLine 4th Street Property is walkable to retail and amenities in Eckington and NoMa, such as Trader Joes, Union Market, Harris Teeter, REI, and West Elm. This area is a vibrant, growing neighborhood, centrally located near Capitol Hill, the H Street Corridor, Downtown, Mt. Vernon Triangle, and Shaw, with over 2,500 residential units under construction in the immediate vicinity of the GlenLine 4th Street Property. These developments are expected to continue to draw large numbers of new residents to the submarket and drive demand for the potential of future redevelopment of this site.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Projected Capital Expenditures*	Projected Stabilized General Vacancy	Projected Land Value $/SF FAR Year 1	Projected Land Value Annual Growth Rate	Projected Hold Period (Years)
Washington D.C. - GlenLine 4th Street Property - GlenRise 4th Street LLC	8.6% – 11.9%	$170,000	0.0%	$60/SF FAR	3.0%	10
*Capital	Expenditures anticipated throughout the holding period.

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Growth eREIT 2019, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 10, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH eREIT 2019, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: October 1, 2019